# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEYOND MEAT, INC., CIK 0001655210
CUSIP: 08862E109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance Dept., 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,000,000; sole dispositive power 0; shared dispositive power 9,000,000; aggregate amount beneficially owned 9,000,000 (2.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 9,000,000 Common Shares (as defined herein) beneficially owned by D. E. Shaw Valence Portfolios, L.L.C.
  
  (2) The percent of class identified in row (13) is calculated based on 397,607,401 Common Shares outstanding as of October 16, 2025, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 17, 2025.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,000,000; sole dispositive power 0; shared dispositive power 9,000,000; aggregate amount beneficially owned 9,000,000 (2.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 9,000,000 Common Shares (as defined herein) beneficially owned by D. E. Shaw Valence Portfolios, L.L.C.
  
  (2) The percent of class identified in row (13) is calculated based on 397,607,401 Common Shares outstanding as of October 16, 2025, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 17, 2025.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,000,000; sole dispositive power 0; shared dispositive power 9,000,000; aggregate amount beneficially owned 9,000,000 (2.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 9,000,000 Common Shares (as defined herein) beneficially owned by D. E. Shaw Valence Portfolios, L.L.C.
  
  (2) The percent of class identified in row (13) is calculated based on 397,607,401 Common Shares outstanding as of October 16, 2025, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 17, 2025.
- D. E. Shaw & Co, L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,000,000; sole dispositive power 0; shared dispositive power 9,000,000; aggregate amount beneficially owned 9,000,000 (2.3% of the class)
  Comment: (1) The shared voting and dispositive power identified in rows (8) and (10), and the aggregate amount of shares identified as beneficially owned in row (11), each reflect an aggregate of 9,000,000 Common Shares (as defined herein) beneficially owned by D. E. Shaw Valence Portfolios, L.L.C.
  
  (2) The percent of class identified in row (13) is calculated based on 397,607,401 Common Shares outstanding as of October 16, 2025, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: BEYOND MEAT, INC.
Address of issuer's principal executive offices: 888 N. Douglas Street, Suite 100, El Segundo, California (CA), 90245

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company ("Valence"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), and Dr. David E. Shaw, a citizen of the United States of America ("Dr. Shaw," and together with Valence, DESCO LLC, and DESCO LP, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.2 and incorporated herein by reference.
Residence or business address: The business address and principal office, as applicable, of all Reporting Persons and any other persons named in this Item 2 is Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.
Present principal occupation or employment: The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities-related investment strategies. Valence has no executive officers or directors. The principal business of DESCO LLC is to act as manager to certain entities, including, without limitation, Valence. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. Dr. Shaw is the President and sole shareholder of each of DESCO II, Inc. and DESCO Inc.
Criminal convictions in the last five years: During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
On September 29, 2023, the SEC issued a settled order finding that language in certain employment-related agreements used by DESCO LP raised impediments to employees' participation in the SEC's whistleblower program in violation of Exchange Act Rule 21F-17(a). In the order, DESCO LP, without admitting or denying the findings, agreed to a censure, to cease-and-desist from committing or causing any violations and any future violations of Rule 21F-17(a), and to pay a $10 million penalty. The SEC's order acknowledged that DESCO LP took a number of steps dating back to 2017 to affirm employees' whistleblowing rights, including by sending a firmwide email emphasizing those rights and adding specific whistleblower protection language to the firm's policy materials; however, similar whistleblower protection language was not included directly in DESCO LP's employment agreements until April 2019 or in its form of separation release until June 2023. DESCO LP remediated the relevant language in all applicable employment-related agreements prior to the issuance of the SEC's order.

Except with respect to the matter described above, during the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Valence and DESCO LLC are Delaware limited liability companies and DESCO LP is a Delaware limited partnership. Dr. Shaw is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On October 15, 2025, the Reporting Persons acquired beneficial ownership of an aggregate of 31,966,656 shares of common stock, par value $0.0001 per share (the "Common Shares") issued by Beyond Meat, Inc. (the "Issuer"). These 31,966,656 Common Shares (the "Exchange Shares"), together with $19,844,000 in aggregate principal amount of New Convertible Notes (as defined below in Item 4), were acquired by Valence upon exchange of Existing Convertible Notes (as defined below) in the Exchange Offer (as defined below). Valence expended approximately $109.01 million (excluding commissions) of its working capital to acquire the Existing Convertible Notes that were tendered in exchange for the Exchange Shares and the related New Convertible Notes. Contemporaneously, Valence also received additional New Convertible Notes for the SteerCo Premium (as defined and explained below in Item 4). As of the date of this Schedule 13D filing, and after giving effect to the transactions reported in Item 5(c) of this filing, the Reporting Persons may be deemed to beneficially own 9,000,000 Common Shares (the "Subject Shares"). The Subject Shares are held by Valence.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Summary of September 29, 2025 Agreements

On September 29, 2025, the Issuer commenced an exchange offer (the "Exchange Offer") to exchange any and all of its 0% Convertible Senior Notes due 2027 (the "Existing Convertible Notes") for a pro rata portion of (i) up to $202.5 million in aggregate principal amount of its new 7.00% Convertible Senior Secured Second Lien PIK Toggle Notes due 2030 (the "New Convertible Notes") and (ii) up to 326,190,370 Common Shares.

On October 15, 2025, upon the Issuer receiving consents from holders representing a majority of the outstanding aggregate principal amount of Existing Convertible Notes, the Issuer eliminated substantially all of the restrictive covenants in the indenture governing the Existing Convertible Notes as well as certain events of default and related provisions applicable to the Existing Convertible Notes.

Also on September 29, 2025, holders of approximately 47% of the Existing Convertible Notes, including Valence (the "Supporting Noteholders"), entered into a transaction support agreement with the Issuer (the "Transaction Support Agreement") to support the Exchange Offer and Consent Solicitation, including by tendering all of their Existing Convertible Notes in the Exchange Offer. Valence tendered to the Issuer $112,700,000 in aggregate principal amount of Existing Convertible Notes prior to 5:00 p.m., New York City time, on October 10, 2025 (the "Early Tender Date"). The exchange for Valence's tender of its Existing Convertible Notes was finalized on October 15, 2025 (the "Early Settlement Date"). On the Early Settlement Date, and in exchange for its tender of Existing Convertible Notes, Valence received $22,466,000 in aggregate principal amount of New Convertible Notes (such total including $2,622,000 in principal amount of New Convertible Notes received as a Supporting Noteholder under the Transaction Support Agreement (the "SteerCo Premium")) and 31,966,656 Common Shares.

Contemporaneously with its entrance into the Transaction Support Agreement, Valence entered into a voting agreement (the "Voting Agreement") with the Issuer whereby Valence agreed to appear at the Issuer's Special Meeting of stockholders and every stockholder meeting thereafter until the earlier of (i) the termination, withdrawal and abandonment by the Issuer of the Exchange Offer prior to the initial settlement date of the New Convertible Notes and Common Shares in the Exchange Offer, (ii) the date following the date of the Issuer's annual meeting in 2026, (iii) the date on which certain proposals in the Voting Agreement that will allow the issuance of common stock pursuant to the terms of the New Convertible Notes (the "Stockholder Proposals") are approved and (iv) June 19, 2026, or otherwise cause the Common Shares it beneficially owns to be counted as present thereat for purposes of determining a quorum, and be present (in person or by proxy, which includes by remote communication) and vote (or cause to be voted) all of the Common Shares it beneficially owns in favor of the Stockholder Proposals.

Exchange Offer Memorandum and Consent Solicitation Statement

The conversion rate for the New Convertible Notes under the Exchange Offer is initially the number of Common Shares per $1,000 principal amount of New Convertible Notes equal to the lesser of (i) 1,029.2716 and (ii) an amount calculated based on a 10% premium to a reference price determined over an observation period consisting of 20 consecutive trading days following the initial settlement date of the New Convertible Notes, with such rate subject to customary adjustments. Prior to obtaining stockholder approval for the Stockholder Proposals, the Issuer is permitted to satisfy its obligations upon conversion of the New Convertible Notes only in the form of cash settlement. Following such stockholder approval, the Issuer will be permitted to satisfy its obligations under the New Convertible Notes with any settlement method it is otherwise permitted to elect, including by physical settlement of Common Shares.

The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on October 28, 2025 (such time and date, as the same may be extended, the "Expiration Deadline"), unless extended or earlier terminated. Rights to withdraw tendered Existing Convertible Notes and revoke consents terminated at 5:00 p.m., New York City time, on October 10, 2025 (the "Withdrawal Deadline") and on October 15, 2025, the Issuer completed the early settlement of the exchange of the Existing Convertible Notes validly tendered (and not validly withdrawn) in the Exchange Offer by the Early Tender Date.

If, at or prior to the Expiration Deadline, unless extended, all conditions to the Exchange Offer have been or are concurrently satisfied or waived, the Issuer will accept for exchange all Existing Convertible Notes validly tendered in the Exchange Offer at or prior to the Expiration Deadline, and not validly withdrawn at or prior to the Withdrawal Deadline promptly after the Expiration Deadline, which is currently expected to occur on October 30, 2025, the second business day immediately following the Expiration Deadline.

Eligible Holders who validly tendered (and did not validly withdraw) their Existing Convertible Notes and delivered their related consents at or prior to the Early Tender Date were eligible to receive for each $1,000 in aggregate principal amount of Existing Convertible Notes validly tendered for exchange, $176.0870 in aggregate principal amount of New Convertible Notes and 283.6438 Common Shares.

The New Convertible Notes are secured, second lien obligations of the Issuer. The New Convertible Notes will mature on October 15, 2030, unless earlier redeemed, converted, equitized or repurchased in accordance with the terms of the New Convertible Notes. The New Convertible Notes bear interest at a rate of 7.00% per annum from October 15, 2025, which interest may be paid in cash or, subject to certain limitations, Common Shares. At the option of the Issuer, interest on the New Convertible Notes may be accrued and compounded in whole or in part for any interest period as "payment-in-kind" interest at a rate of 9.50% per annum from October 15, 2025.

Initially, the New Convertible Notes will not be guaranteed; however, the Issuer has agreed to cause its future wholly-owned subsidiaries, subject to certain customary exceptions, to guarantee the New Convertible Notes, and has also agreed to take commercially reasonable efforts, including seeking advice and consultation procedures with the works council, to cause its subsidiary, Beyond Meat EU B.V., a private Issuer with limited liability incorporated under the laws of the Netherlands, to guarantee the New Convertible Notes following the closing of the Exchange Offer.

Transaction Support Agreement

The Transaction Support Agreement was subject to certain conditions, including a condition that the Issuer will not consummate the Exchange Offer unless the holders of 85% of the aggregate principal amount of Existing Convertible Notes tender their Existing Convertible Notes in the Exchange Offer. On October 13, 2025, the Issuer announced that such condition had been satisfied. In addition, the Issuer agreed in the Transaction Support Agreement to pay or cause to be paid to the parties to the Transaction Support Agreement, on a pro rata basis, a non-refundable amount equal to $12.5 million in aggregate principal amount of New Convertible Notes on the initial settlement date of the New Convertible Notes. As noted above, Valence received a SteerCo Premium of $2,622,000 in face value of the New Convertible Notes on the Early Settlement Date.

Voting Agreements

The Voting Agreement separately provides that signatories shall not, from and after the initial settlement date of the New Convertible Notes and Common Shares in the Exchange Offer and until 5:00 p.m., New York City time on the date that is the earlier of (i) the record date of the first Special Meeting proposed to be held following the consummation of the Exchange Offer and (ii) the date that is three (3) business days following the initial settlement date of the New Convertible Notes and Common Shares in the Exchange Offer, (A) transfer, sell, exchange, assign or convey any legal or beneficial ownership interest in, or any right, title or interest therein (including any right or power to vote), or otherwise dispose of (whether by sale, liquidation, dissolution, dividend, distribution or otherwise) any Common Shares issued in the Exchange Offer, or enter into any contract, option, or other agreement with respect to any of the foregoing; provided, the lock-up will provide that an exchanging holder of the Existing Convertible Notes may sell its pro rata portion of the amount of Common Shares it receives in the Exchange Offer that represents the amount by which the Common Shares issued at the initial settlement date of the Exchange Offer that are subject to voting agreements at such time (whether entered into with the Company directly or pursuant to the terms of the Exchange Offer) exceed 50.1% of the Common Shares outstanding on the initial settlement date of the New Convertible Notes and Common Shares in the Exchange Offer.

The Issuer also agreed in the Voting Agreement (i) not to effectuate a reverse stock split for a period ending the date that is 120 days from the initial settlement date of any New Convertible Notes (the "Early Release Date") and (ii) not to effectuate a reverse stock split during the period beginning on the Early Release Date and ending the date that is 180 days after the initial settlement date of the New Convertible Notes (the "Final Release Date") unless (A) the Issuer has received a notice from The Nasdaq Stock Market LLC ("Nasdaq") of failure to meet the continued listing requirement for minimum bid price at any time prior to such Reverse Stock Split and have not subsequently cured such deficiency to Nasdaq's satisfaction or (B) the Issuer's Common Shares fail to meet the minimum bid price of at least $1.00 per share on the Nasdaq Global Select Market for any fifteen (15) consecutive business days in the period commencing fifteen (15) business days prior to the Early Release Date and ending on the Final Release Date.

Indenture Governing New Convertible Notes

Under the indenture governing the New Convertible Notes (the "Indenture"), the Issuer shall satisfy its conversion obligations by paying or delivering, as the case may be, to the converting holder, in respect of the New Convertible Notes, cash, Common Shares, together with cash, if applicable, in lieu of delivering any fractional Common Share, or a combination of cash and Common Shares, together with cash, if applicable, in lieu of delivering any fractional Common Shares, at the Issuer's election.

In addition, the Indenture contains a non-waivable beneficial ownership limitation provision (the "Blocker Provision") providing that, among other things, no New Convertible Note will be optionally convertible by the holder, and the Issuer will not effect any conversion of a New Convertible Note, to the extent that after giving effect to such conversion, the holder (or any other persons whose beneficial ownership of the Common Shares would or could be aggregated with the holder's for purposes of Section 13(d) or Section 16 of the Exchange Act) collectively would beneficially own in excess of 9.9% of the Common Shares outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Limitation"). New Convertible Note holders can decrease or increase (up to 19.9%) the Beneficial Ownership Limitation provided, among other things, that any such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

The foregoing description of the Transaction Support Agreement, the Voting Agreement, and the Indenture do not purport to be complete and are qualified in their entirety by reference to the Transaction Support Agreement, the Voting Agreement, and the Indenture, which are filed as Exhibit 99.5, Exhibit 99.6, and Exhibit 99.7, respectively, and are incorporated by reference herein.

Plans and Proposals

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, determine to: (i) increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Common Shares, or are based upon or relate to the value of the Common Shares or the Issuer (collectively, "Securities") on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge its economic exposure to the Common Shares or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Shares or other Securities. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions.

The Reporting Persons may, from time to time, engage in discussions with members of the Issuer's management and board of directors, other current and prospective holders of the Issuer's equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b). The information in items 7 through 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference. The disclosure in items 7 through 11 and 13 of the cover pages of this Schedule 13D assumes that there are 397,607,401 Common Shares outstanding as of October 16, 2025, as disclosed by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 17, 2025.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

DESCO LP, as investment adviser of Valence, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

DESCO LLC, as the manager of Valence, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

Dr. Shaw does not own any shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP which in turn is the investment adviser of Valence, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Valence, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such shares. Dr. Shaw disclaims beneficial ownership of the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares by the Reporting Persons and any other person names in Item 2 during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares, except for such rights and powers as the investors in Valence shall possess.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 17, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is incorporated herein by reference. Valence has sold listed put option contracts based upon the value of the Common Shares. As of the date hereof, Valence has, through listed put option contracts, long economic exposure to 200,000 Common Shares and a short economic exposure to 775,100 Common Shares. Additionally, Valence has sold listed call option contracts based upon the value of the Common Shares. As of the date hereof, Valence has a short economic exposure to 996,000 Common Shares through listed call option contracts. As of the date hereof, Valence also maintains an open short position referencing 19,357 Common Shares.

These contracts do not give the Reporting Persons direct or indirect voting, or investment or dispositive control over, any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters otherwise described herein, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer During the Past Sixty Days)

Exhibit 99.2 - Joint Filing Agreement, by and among the Reporting Persons, dated October 22, 2025.

Exhibit 99.3 - Power of Attorney, granted by Dr. David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024 (https://www.sec.gov/Archives/edgar/data/1009268/000110465924118878/tm2427841d8_ex1.htm)

Exhibit 99.4 - Power of Attorney, granted by Dr. David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024. (https://www.sec.gov/Archives/edgar/data/1009268/000110465924118878/tm2427841d8_ex2.htm)

Exhibit 99.5 - Form of Transaction Support Agreement with the Issuer, dated as of September 29, 2025, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 29, 2025. (https://www.sec.gov/Archives/edgar/data/1655210/000119312525221793/d863131dex101.htm)

Exhibit 99.6 - Form of Voting Agreement, dated as of September 29, 2025, incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on September 29, 2025. (https://www.sec.gov/Archives/edgar/data/1655210/000119312525221793/d863131dex102.htm)

Exhibit 99.7 - Indenture Governing Convertible Senior Secured Second Lien PIK Toggle Notes due 2030, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on October 15, 2025. (https://www.sec.gov/Archives/edgar/data/1655210/000119312525240364/d60690dex101.htm)

## Signatures
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus, Authorized Signatory (10/22/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus, Authorized Signatory (10/22/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus, Attorney-in-Fact for David E. Shaw (10/22/2025)
- D. E. Shaw & Co, L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus, Chief Compliance Officer (10/22/2025)